October 31, 2024

Gregory McCabe
Chief Executive Officer
Next Bridge Hydrocarbons, Inc.
6300 Ridglea Place, Suite 950
Fort Worth, TX 76116

       Re: Next Bridge Hydrocarbons, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed July 17, 2024
           Response dated October 1, 2024
           File No. 000-56648
Dear Gregory McCabe:

       We have reviewed your October 1, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 20, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Principal Accountant Fees and Services, page 58

1. We note that you provided draft revisions in response to prior comment 7, having an incremental table to report fees paid to the current independent accountant for the audit of your 2023 financial statements and the re-audit of your 2022 financial statements. However, the information that you have provided in the table indicates the auditor was compensated for a re-audit of the 2022 successor period financial statements but not for the 2022 predecessor period financial statements.

       Given that your current auditor has provided an opinion that appears to cover the entire 2022 fiscal year, please advise us of the scope of services that were provided by the current auditor relative to 2022, and the reasons no fees would pertain to the first
 October 31, 2024
Page 2

       eleven-and-a-half months, as indicated by your table. Please submit the engagement letter regarding the audit provided by your current auditor for our review.

2. We note that your response to prior comment 7 indicates you had reported only fees that were billed to you by the prior auditor during 2022 and 2023, and that the
       $330,000 in other fees paid to the prior auditor relate only to consents that were
          previously delivered    for registration statements.

       However, as the fees that you report pursuant to Item 14 should be those billed or expected to be billed for the audits of your financial statements for each of the two most recently completed fiscal years, including any reviews of financial statements for interim periods within those years, i.e. regardless of when they are billed or paid, please further revise the tabulations of fees associated with the 2022 and 2023 financial statements, as necessary to conform with these requirements.

       You may refer to Q&A No. 3 in Section M of the Frequently Asked Questions issued by our Office of the Chief Accountant: Application of the Commission's Rules on
       Auditor Independence, if you require further clarification. You may view this guidance at the following website address:
https://www.sec.gov/about/divisions-

offices/office-chief-accountant/office-chief-accountant-application-commissions

       Please confirm that your description of the other fees paid to the prior auditor fully conveys the nature and scope of services performed, or provide any additional details necessary to fully address our prior comment. Please submit the engagement letter covering the other audit work provided by the prior auditor for our review.

Financial Statements, page F-1

3. We understand from your response to prior comment 5 that you intend to revise your statement of cash flows for the six months ended June 30, 2024 to present cash proceeds from the sale of assets as an investing activity.

       Please further revise your statements to label the column in which the revisions will be made as restated; and submit the disclosures revisions that you will provide to address this error correction to comply with FASB ASC 250-10-50-7.

       Please also revise the captions for the header and the total line items of the investing activities section to reflect cash provided by investing activities.

Note 1 - Nature of Business, page F-6

4. We note that you retained through the restatement of your financial statements disclosure indicating that you accounted for the spin-off on December 15, 2022 at fair value, and assigned a value of $77.6 million to the oil and gas properties on that date based on this methodology, although within the restatement note beginning on page F-
       19, you indicate that just two weeks later, that value had become fully impaired.
 October 31, 2024
Page 3


       Given that your shareholders had retained their economic interest in the oil and gas properties and associated operations in conjunction with the reverse merger involving
       Meta Materials Inc., via the Series A preferred stock that was issued to them just three days prior to completing the transaction, and considering that the spin-off appears to have simply returned those interests to the same shareholders, we do not see adequate rationale for the accounting reflected in your 2022 financial statements, where the activity of 2022 was divided into predecessor and successor operations, and the accounts were adjusted to assign fair value as if you had conducted an acquisition.
       We also note that your 2022 financial statement presentation reflects an approach that is contrary to the approach illustrated in the pro forma financial information that you provided in the Form S-1 that became effective on November 18, 2022.

       Based on your characterization of the event as a spin-off and considering FASB ASC
       845-10-30-10 and FASB ASC 505-60-25-2, it appears that you would need to further revise your 2022 financial statements to comply with these standards, which generally require that a distribution of nonmonetary assets to owners of an entity be based on the recorded amount, using carryover basis after reduction for any indicated
       impairment of value. This guidance is similarly applicable to reorganizations that are in substance the rescission of a prior business combination, and would not generally result in a division of activity into predecessor and successor operations.

       As it relates to the impairment concern that is the subject of another comment in this letter, please also clarify the nature of any events or new information that arose during the last two weeks of the 2022 fiscal year that you believe would appropriately result in incremental impairment at December 31, 2022, compared to December 15, 2022, when impairment was required to be considered in conjunction with the spin-off.

Note 4 - Oil and Gas Properties, page F-10

5. We note your disclosure on page 6 explaining that on March 27, 2017, the Orogrande
       acreage became subject to a University Lands D&D Unit Agreement (   DDU
       Agreement   ), which expires on December 31, 2024, and that you have
"...the right to
       extend the DDU Agreement through December 31, 2029, if compliance with the DDU
       Agreement is met and the extension fee associated with the additional time is paid."

       Given your disclosures indicating that you were in compliance with the agreement and expected to exercise your option to extend the term prior to its expiration, please explain to us how your October 8, 2024 report on Form 8-K, stating that the counterparty announced that it would not extend your Development Unit Agreement pertaining to the Orogrande property, reconciles with these representations.

       Given that past disclosures indicating the rights to the leases were held prior to forming the DDU Agreement, also clarify the relevance of the DDU Agreement with respect to the oil and gas interests in the properties. In other words, clarify the nature of rights held previously and whether these were relinquished or exchanged in
 October 31, 2024
Page 4

       conjunction with that arrangement, or whether, and if so the extent to which, your rights to any interests associated with the properties survive the DDU Agreement.

       Provide us with the DDU Agreement and any amendments that were made to the agreement from inception through the date of your response.

Note 5 - Related Party Balances, page F-14

6. We note your disclosure explaining that on August 7, 2023, your CEO purchased from Metal Materials, Inc. all amounts due from you under various loan agreements, and thereby became the secured party to include a lien on 25% of the Orogrande
       Prospect. Please expand your disclosure to include the terms of that exchange, such as the amount and form of purchase consideration, as well as the outstanding balances that were acquired. Tell us the reasons for this transaction and explain how these reconcile with your decision to restate your 2022 financial statements to recognize a full impairment of costs capitalized for the oil and gas properties.

7. We note your disclosure regarding the December 22, 2022 unsecured promissory note
       "in the principal amount of up to $20 million" payable to your CEO, and that you appear to have drawn $2 million during 2022 and $18 million during 2023 on this note. Please clarify whether the amounts were drawn fully in cash.

       Provide us with a schedule listing all of the related parties who were recipients of the amounts that you report as general and administrative expenses and investments in oil and gas properties and the amounts paid to each, with differentiation for cash and non-
       cash consideration covering both the annual and subsequent interim periods.

Note 11 - Subsequent Events, page F-18

8. We understand from your response to prior comment 3 that your initial valuation of interests in four entities acquired from Wildcat Partners SPV, LLC in March 2024 was based on an independent valuation of common shares issued at some other point in time in exchange for additional working interests in the Orogrande
Project.

       You indicate that such value derived was more clearly evident and reliably measurable than a value based on the contemporaneous cash sale of interests in two of the four entities acquired, although you do not explain why this would be the case and you do not explain how the bonus arrangements were considered in your valuation.

       Please provide us with the following additional information so that we may more clearly understand the scope of your assessment and basis for conclusions:

             A copy of the independent valuation report.

             The analysis that you performed in considering the alternatives, as referenced in
 October 31, 2024
Page 5

           your response.

             An explanation about how the bonus arrangements were considering and the rationale.

             An explanation of why the concurrent sale of interests to Magnetar Exploration
           L.P. was a less reliable indicator of value, in your view.

             An explanation as to how the interests conveyed compared to those retained in terms of value or marketability.

             A listing of the assets acquired and sold and your purchase price allocation.

             An explanation of how you valued the various interests acquired individually in accounting for the transactions.

             A description of all associations and relationships among the counterparties, associated individuals, and the company and its officers.

             The associated purchase and sales agreements and an analysis of the material terms that you believe support your accounting.

             A description of the journal entries that you made in accounting for these transactions.

9.    We note your response to prior comment 3 includes draft disclosures in
Schedule 3
      indicating that Magnetar is an unrelated developer of oil and gas properties. Please tell us whether Wildcat is also an unrelated party and advise us of your understanding as to why Wildcat did not sell the two entities to Magnetar directly.

      With regard to the prospect fee that you paid to ORX Exploration and Zebrowski
      Consulting for services related to the sale of the Valentine leases, also describe any associations and relationships between these entities and the company and/or its officers, as previously requested, and tell us how the fees were formulated and considered in the valuation and your accounting for the assets purchased and resold.

10. Given your response to prior comment 4, it appears that you would need to provide error correction disclosures in the interim reports for second and third quarters of
      2024, regarding your valuation of the shares issued to acquire additional interests in the oil and gas properties, having the comparative second and third quarters of 2023.
      Please submit the revisions that you propose to address this concern. October 31, 2024
Page 6

Note 12 - Explanation of the Restatement, page F-19

11. We note your response to prior comments 1 and 2, regarding your decision to restate the 2022 financial statements to recognize a full impairment of unevaluated oil and gas property costs, and your draft disclosure revisions that would identify as the principal issue, the possible expiration of the underlying mineral lease two years into the future. You explain that you considered the guidance in FASB ASC 932-360-35, which is applicable to companies following the successful efforts method, and determined that because you had negative cash flows from operations and a net loss for 2022 and 2023, there was a triggering event "...with respect to the uncertainty of the mineral lease renewal" and because the accumulated costs were associated with unevaluated properties, you concluded that full impairment was required.

       However, since you claim to be following the full cost method of accounting for your oil and gas activities, you would need to address the requirements for the assessment of unevaluated property costs in Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X, rather than guidance that applies to companies following the successful efforts method.

       Under the full cost method, costs directly associated with the acquisition and evaluation of unproved properties are capitalized and excluded from amortization until a determination is made as to whether proved reserves can be assigned to the properties, though subject to an annual impairment assessment.

       Given that you made numerous reports during 2022 and 2023 of intentions, progress and expectations as to fulfiling the drilling requirements and extending the
       leases, and considering that you acquired incremental interests in the properties on
       April 25, 2023 in exchange for stock initially valued at $28 million, and engaged in financing activities on October 6, 2023, resulting in $7 million that was intended to fund additional drilling activites on the properties, your decision in 2024 to fully impair the property costs as of the end of 2022 appears to be inconsistent with your disclosures and actions indicating continued evaluation of the properties, and would therefore be contrary to the requirments under the full cost method.

       Provide us with an analysis of the composition of costs that had been capitalized as unevaluated property costs as of the date of the spin-off, in comparison to the amounts reported while held by Torchlight Energy Resources, Inc., just prior to the reverse merger with Metal Materials Inc., and clarify the extent to which you believe such costs were innapropriately capitalized initially, or pertained to interests that were subsequently either fully or partially conveyed to other parties. Also submit the independent valuation analysis that was relied upon in restating the value of the properties while subject to the interests conveyed via the Series A preferred stock.

12. With regard to your response to prior comment one, stating that you believe results associated with dry or uneconomic wells were not given due consideration in the prior impairment assessment, please clarify whether you believe such results indicated that no further exploration of the properties could reasonably be expected to result in
 October 31, 2024
Page 7

       establishing proved reserves, and if this is the case identify the wells for which drilling results were reconsidered, tell us the dates of drilling each particular well, describe the results, and explain how these relate to the overall project. Please provide such further details as necessary to clarify how your view of the prior drilling results informs on the value of the properties for which costs had been capitalized, and explain why the prior drilling results did not preclude additional drilling, raising additional funds for drilling, and acquiring additional interests in the properties.


       Please contact Joseph Klinko at 202-551-3824 or Jenifer Gallagher at 202-551-3706 if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation